Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 5/30/2001
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


In the Matter of                                                   CERTIFICATE
Exelon Corporation                                                     OF
File No. 70-9693                                                   NOTIFICATION

Public Utility Holding Company Act of 1935 (PUHCA)

     Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Financing U-1") and the Securities and Exchange Commission's orders dated November 2, 2000 and December 8, 2000. This certificate reports activity in File No. 70-9693 for the period January 1, 2001 through March 31, 2001. Any capitalized terms used herein but not defined herein have the respective meanings given in the Financing U-1 or the Commission's Orders.

1. As determined pursuant to the December 8, 2000 Order, the Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs is $4,000.0 million. At March 31, 2001, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $770.0 million, and accordingly, at March 31, 2001, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $3,230.0 million. At March 31, 2001, Exelon's "consolidated retained earnings" (as defined in rule 53(a) under the PUHCA) was approximately $570.0 million.

2. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, certain information concerning the aggregate investment by EWG/FUCO Project.

3. At March 31, 2001, Exelon's consolidated capitalization ratio was: debt 65%, common equity 32%, and preferred securities of subsidiaries of 3%.
     (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

4. At March 31, 2001, the market-to-book ratio of Exelon's common stock was 2.86.

5. In the first quarter of 2001, Exelon did not invest or commit to invest in an EWG or FUCO that would count against the Modified Rule 53 Test.

6. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, certain information concerning aggregate investment by EWG and FUCO Project and related growth in retained earnings.

7. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, certain information concerning aggregate investment by EWG/FUCO Project, net income and revenues of Exelon's EWG and FUCO Projects.

8. Sale of any Common Stock or Preferred Securities issued by Exelon during the first quarter of 2001, and the purchase price per share and the market price per share at the date of the agreement of sale.

          During the first quarter of 2001, 1,082,019 stock options were exercised and shares were issued under various employee compensation plans with a price range of $57.01 to $68.10 per share. The average price for the period was $64.56.

--------------------------------------------------------------------------------

Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 5/30/2001
--------------------------------------------------------------------------------

          During that period, 466,600 shares were also issued to certain officers as part of their compensation at $67.88 per share.

9.   Options issued or issuable during quarter.

          Exelon granted 539,700 stock options in the first quarter of 2001 at exercise prices ranging from $58.70 to $67.90 per share.

10. Exelon did not transfer any common stock to a seller of securities of a company being acquired during the first quarter of 2001.

11.  Guarantees issued.

     The following guarantees were issued during the first quarter of 2001:

       Name of Parent
          Purpose          Name of Subsidiary                 Amount                 Terms
          -------          ------------------                 ------                 -----

       Exelon              Exelon Enterprises               $ 95,180,872            12 Months
       Insurance Support

       Exelon              Exelon Generation Company        $ 91,000,000            12 Months
       Decommissioning

       Exelon              Exelon Generation Company        $ 22,189,127            12 Months
       Credit Support

       Exelon              Exelon Generation Company        $    899,000            12 Months
       Closure / Post-closure Care

       Exelon              AmerGen Energy Company           $    133,000            12 Months
       Closure / Post-closure Care

12.  Exelon indebtedness issued during the first quarter of 2001.

     A. Commercial paper issued through Chase Manhattan Bank on behalf of Exelon during the first quarter, ranging from $30 million to $130 million at an average interest rate of 6.178%.

13. Amount and terms of any short-term debt issued by any Utility Subsidiary during the first quarter of 2001.

     A. Commercial paper issued through Bank One on behalf of PECO during the first quarter, ranging from $0 to $465 million, at an average interest rate of 5.88%.

     B.   Contributions to and Loans From the Utility Money Pool


                     Contributions to the Utility Money Pool
                               Outstanding Amounts

     Date                    ComEd                     PECO                      Total
----------------      --------------------      --------------------      --------------------

01/01/01                    $ 400,000,000       -                               $ 400,000,000
01/02/01                    $ 400,000,000       -                               $ 400,000,000
01/03/01                    $ 400,000,000       -                               $ 400,000,000

--------------------------------------------------------------------------------

Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 5/30/2001
--------------------------------------------------------------------------------

01/04/01                    $ 400,000,000       -                               $ 400,000,000
01/05/01                    $ 400,000,000       -                               $ 400,000,000
01/06/01                    $ 400,000,000       -                               $ 400,000,000
01/07/01                    $ 400,000,000       -                               $ 400,000,000
01/08/01                    $ 400,000,000       -                               $ 400,000,000
01/09/01                    $ 400,000,000       -                               $ 400,000,000
01/10/01                    $ 400,000,000       -                               $ 400,000,000
01/11/01                    $ 400,000,000       -                               $ 400,000,000
01/12/01                    $ 400,000,000       -                               $ 400,000,000
01/13/01                    $ 400,000,000       -                               $ 400,000,000
01/14/01                    $ 400,000,000       -                               $ 400,000,000
01/15/01                    $ 400,000,000       -                               $ 400,000,000
01/16/01                    $ 400,000,000       -                               $ 400,000,000
01/17/01                    $ 400,000,000       -                               $ 400,000,000
01/18/01                    $ 400,000,000       -                               $ 400,000,000
01/19/01                    $ 400,000,000       -                               $ 400,000,000
01/20/01                    $ 400,000,000       -                               $ 400,000,000
01/21/01                    $ 400,000,000       -                               $ 400,000,000
01/22/01                    $ 400,000,000       -                               $ 400,000,000
01/23/01                    $ 400,000,000       -                               $ 400,000,000
01/24/01                    $ 400,000,000       -                               $ 400,000,000
01/25/01                    $ 400,000,000       -                               $ 400,000,000
01/26/01                    $ 400,000,000       -                               $ 400,000,000
01/27/01                    $ 400,000,000       -                               $ 400,000,000
01/28/01                    $ 400,000,000       -                               $ 400,000,000
01/29/01                    $ 400,000,000       -                               $ 400,000,000
01/30/01                    $ 400,000,000       -                               $ 400,000,000
01/31/01                    $ 400,000,000       -                               $ 400,000,000

02/01/01                    $ 400,000,000       -                               $ 400,000,000
02/02/01                    $ 400,000,000       -                               $ 400,000,000
02/03/01                    $ 400,000,000       -                               $ 400,000,000
02/04/01                    $ 400,000,000       -                               $ 400,000,000
02/05/01                    $ 400,000,000       -                               $ 400,000,000
02/06/01                    $ 400,000,000       -                               $ 400,000,000
02/07/01                    $ 400,000,000       -                               $ 400,000,000
02/08/01                    $ 400,000,000       -                               $ 400,000,000
02/09/01                    $ 400,000,000       -                               $ 400,000,000
02/10/01                    $ 400,000,000       -                               $ 400,000,000
02/11/01                    $ 400,000,000       -                               $ 400,000,000
02/12/01                    $ 400,000,000       -                               $ 400,000,000
02/13/01                    $ 400,000,000       -                               $ 400,000,000
02/14/01                    $ 400,000,000       -                               $ 400,000,000
02/15/01                    $ 400,000,000       -                               $ 400,000,000
02/16/01                    $ 400,000,000       -                               $ 400,000,000
02/17/01                    $ 400,000,000       -                               $ 400,000,000
02/18/01                    $ 400,000,000       -                               $ 400,000,000
02/19/01                    $ 400,000,000       -                               $ 400,000,000
02/20/01                    $ 400,000,000       -                               $ 400,000,000
02/21/01                    $ 400,000,000       -                               $ 400,000,000
02/22/01                    $ 400,000,000       -                               $ 400,000,000
02/23/01                    $ 400,000,000       -                               $ 400,000,000
02/24/01                    $ 400,000,000       -                               $ 400,000,000
02/25/01                    $ 400,000,000       -                               $ 400,000,000
02/26/01                    $ 400,000,000       -                               $ 400,000,000
02/27/01                    $ 400,000,000       -                               $ 400,000,000
02/28/01                    $ 400,000,000       -                               $ 400,000,000

--------------------------------------------------------------------------------

Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 5/30/2001
--------------------------------------------------------------------------------

03/01/01                    $ 400,000,000       -                               $ 400,000,000
03/02/01                    $ 400,000,000       -                               $ 400,000,000
03/03/01                    $ 400,000,000       -                               $ 400,000,000
03/04/01                    $ 400,000,000       -                               $ 400,000,000
03/05/01                    $ 400,000,000       -                               $ 400,000,000
03/06/01                    $ 400,000,000       -                               $ 400,000,000
03/07/01                    $ 400,000,000       -                               $ 400,000,000
03/08/01                    $ 400,000,000       -                               $ 400,000,000
03/09/01                    $ 400,000,000       -                               $ 400,000,000
03/10/01                    $ 400,000,000       -                               $ 400,000,000
03/11/01                    $ 400,000,000       -                               $ 400,000,000
03/12/01                    $ 247,000,000       -                               $ 247,000,000
03/13/01                    $ 247,000,000       -                               $ 247,000,000
03/14/01                    $ 247,000,000       -                               $ 247,000,000
03/15/01                    $ 247,000,000       -                               $ 247,000,000
03/16/01                    $ 247,000,000       -                               $ 247,000,000
03/17/01                    $ 247,000,000       -                               $ 247,000,000
03/18/01                    $ 247,000,000       -                               $ 247,000,000
03/19/01                    $ 247,000,000       -                               $ 247,000,000
03/20/01                    $ 247,000,000       -                               $ 247,000,000
03/21/01                    $ 247,000,000       -                               $ 247,000,000
03/22/01                    $ 247,000,000       -                               $ 247,000,000
03/23/01                    $ 247,000,000       -                               $ 247,000,000
03/24/01                    $ 247,000,000       -                               $ 247,000,000
03/25/01                    $ 247,000,000       -                               $ 247,000,000
03/26/01                    $ 247,000,000       -                               $ 247,000,000
03/27/01                    $ 247,000,000       -                               $ 247,000,000
03/28/01                    $ 247,000,000       -                               $ 247,000,000
03/29/01                    $ 252,000,000       -                               $ 252,000,000
03/30/01                    $ 352,000,000       -                               $ 352,000,000
03/31/01                    $ 352,000,000       -                               $ 352,000,000


                          Loans from Utility Money Pool
                               Outstanding Amounts

     Date                    ComEd                     PECO                      Total
----------------      --------------------      --------------------      --------------------
01/01/01              -                               $ 400,000,000             $ 400,000,000
01/02/01              -                               $ 400,000,000             $ 400,000,000
01/03/01              -                               $ 400,000,000             $ 400,000,000
01/04/01              -                               $ 400,000,000             $ 400,000,000
01/05/01              -                               $ 400,000,000             $ 400,000,000
01/06/01              -                               $ 400,000,000             $ 400,000,000
01/07/01              -                               $ 400,000,000             $ 400,000,000
01/08/01              -                               $ 400,000,000             $ 400,000,000
01/09/01              -                               $ 400,000,000             $ 400,000,000
01/10/01              -                               $ 400,000,000             $ 400,000,000
01/11/01              -                               $ 400,000,000             $ 400,000,000
01/12/01              -                               $ 400,000,000             $ 400,000,000
01/13/01              -                               $ 400,000,000             $ 400,000,000
01/14/01              -                               $ 400,000,000             $ 400,000,000
01/15/01              -                               $ 400,000,000             $ 400,000,000
01/16/01              -                               $ 400,000,000             $ 400,000,000

--------------------------------------------------------------------------------

Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 5/30/2001
--------------------------------------------------------------------------------

01/17/01              -                               $ 400,000,000             $ 400,000,000
01/18/01              -                               $ 400,000,000             $ 400,000,000
01/19/01              -                               $ 400,000,000             $ 400,000,000
01/20/01              -                               $ 400,000,000             $ 400,000,000
01/21/01              -                               $ 400,000,000             $ 400,000,000
01/22/01              -                               $ 400,000,000             $ 400,000,000
01/23/01              -                               $ 400,000,000             $ 400,000,000
01/24/01              -                               $ 400,000,000             $ 400,000,000
01/25/01              -                               $ 400,000,000             $ 400,000,000
01/26/01              -                               $ 400,000,000             $ 400,000,000
01/27/01              -                               $ 400,000,000             $ 400,000,000
01/28/01              -                               $ 400,000,000             $ 400,000,000
01/29/01              -                               $ 400,000,000             $ 400,000,000
01/30/01              -                               $ 400,000,000             $ 400,000,000
01/31/01              -                               $ 400,000,000             $ 400,000,000

02/01/01              -                               $ 400,000,000             $ 400,000,000
02/02/01              -                               $ 400,000,000             $ 400,000,000
02/03/01              -                               $ 400,000,000             $ 400,000,000
02/04/01              -                               $ 400,000,000             $ 400,000,000
02/05/01              -                               $ 400,000,000             $ 400,000,000
02/06/01              -                               $ 400,000,000             $ 400,000,000
02/07/01              -                               $ 400,000,000             $ 400,000,000
02/08/01              -                               $ 400,000,000             $ 400,000,000
02/09/01              -                               $ 400,000,000             $ 400,000,000
02/10/01              -                               $ 400,000,000             $ 400,000,000
02/11/01              -                               $ 400,000,000             $ 400,000,000
02/12/01              -                               $ 400,000,000             $ 400,000,000
02/13/01              -                               $ 400,000,000             $ 400,000,000
02/14/01              -                               $ 400,000,000             $ 400,000,000
02/15/01              -                               $ 400,000,000             $ 400,000,000
02/16/01              -                               $ 400,000,000             $ 400,000,000
02/17/01              -                               $ 400,000,000             $ 400,000,000
02/18/01              -                               $ 400,000,000             $ 400,000,000
02/19/01              -                               $ 400,000,000             $ 400,000,000
02/20/01              -                               $ 400,000,000             $ 400,000,000
02/21/01              -                               $ 400,000,000             $ 400,000,000
02/22/01              -                               $ 400,000,000             $ 400,000,000
02/23/01              -                               $ 400,000,000             $ 400,000,000
02/24/01              -                               $ 400,000,000             $ 400,000,000
02/25/01              -                               $ 400,000,000             $ 400,000,000
02/26/01              -                               $ 400,000,000             $ 400,000,000
02/27/01              -                               $ 400,000,000             $ 400,000,000
02/28/01              -                               $ 400,000,000             $ 400,000,000

03/01/01              -                               $ 400,000,000             $ 400,000,000
03/02/01              -                               $ 400,000,000             $ 400,000,000
03/03/01              -                               $ 400,000,000             $ 400,000,000
03/04/01              -                               $ 400,000,000             $ 400,000,000
03/05/01              -                               $ 400,000,000             $ 400,000,000
03/06/01              -                               $ 400,000,000             $ 400,000,000
03/07/01              -                               $ 400,000,000             $ 400,000,000
03/08/01              -                               $ 400,000,000             $ 400,000,000
03/09/01              -                               $ 400,000,000             $ 400,000,000
03/10/01              -                               $ 400,000,000             $ 400,000,000
03/11/01              -                               $ 400,000,000             $ 400,000,000

--------------------------------------------------------------------------------

Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 5/30/2001
--------------------------------------------------------------------------------

03/12/01              -                               $ 247,000,000             $ 247,000,000
03/13/01              -                               $ 247,000,000             $ 247,000,000
03/14/01              -                               $ 247,000,000             $ 247,000,000
03/15/01              -                               $ 247,000,000             $ 247,000,000
03/16/01              -                               $ 247,000,000             $ 247,000,000
03/17/01              -                               $ 247,000,000             $ 247,000,000
03/18/01              -                               $ 247,000,000             $ 247,000,000
03/19/01              -                               $ 247,000,000             $ 247,000,000
03/20/01              -                               $ 247,000,000             $ 247,000,000
03/21/01              -                               $ 247,000,000             $ 247,000,000
03/22/01              -                               $ 247,000,000             $ 247,000,000
03/23/01              -                               $ 247,000,000             $ 247,000,000
03/24/01              -                               $ 247,000,000             $ 247,000,000
03/25/01              -                               $ 247,000,000             $ 247,000,000
03/26/01              -                               $ 247,000,000             $ 247,000,000
03/27/01              -                               $ 247,000,000             $ 247,000,000
03/28/01              -                               $ 247,000,000             $ 247,000,000
03/29/01              -                               $ 252,000,000             $ 252,000,000
03/30/01              -                               $ 352,000,000             $ 352,000,000
03/31/01              -                               $ 352,000,000             $ 352,000,000





Interest Rates for Utility Money Pool

     Date                Interest Rate
----------------      --------------------

01/01/01                     6.49%
01/02/01                     6.49%
01/03/01                     6.50%
01/04/01                     6.41%
01/05/01                     6.32%
01/06/01                     6.32%
01/07/01                     6.32%
01/08/01                     6.32%
01/09/01                     6.31%
01/10/01                     6.31%
01/11/01                     6.30%
01/12/01                     6.26%
01/13/01                     6.26%
01/14/01                     6.26%
01/15/01                     6.26%
01/16/01                     6.26%
01/17/01                     6.20%
01/18/01                     6.15%
01/19/01                     6.17%
01/20/01                     6.17%
01/21/01                     6.17%
01/22/01                     6.13%
01/23/01                     6.07%
01/24/01                     6.05%
01/25/01                     6.07%
01/26/01                     6.02%
01/27/01                     6.02%

--------------------------------------------------------------------------------

Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 5/30/2001
--------------------------------------------------------------------------------

01/28/01                     6.02%
01/29/01                     6.02%
01/30/01                     6.01%
01/31/01                     6.00%

02/01/01                     5.91%
02/02/01                     5.83%
02/03/01                     5.83%
02/04/01                     5.83%
02/05/01                     5.79%
02/06/01                     5.77%
02/07/01                     5.79%
02/08/01                     5.77%
02/09/01                     5.74%
02/10/01                     5.74%
02/11/01                     5.74%
02/12/01                     5.73%
02/13/01                     5.69%
02/14/01                     5.68%
02/15/01                     5.70%
02/16/01                     5.66%
02/17/01                     5.66%
02/18/01                     5.66%
02/19/01                     5.66%
02/20/01                     5.68%
02/21/01                     5.66%
02/22/01                     5.65%
02/23/01                     5.64%
02/24/01                     5.64%
02/25/01                     5.64%
02/26/01                     5.62%
02/27/01                     5.61%
02/28/01                     5.60%

03/01/01                     5.58%
03/02/01                     5.57%
03/03/01                     5.57%
03/04/01                     5.57%
03/05/01                     5.59%
03/06/01                     5.53%
03/07/01                     5.49%
03/08/01                     5.48%
03/09/01                     5.48%
03/10/01                     5.48%
03/11/01                     5.48%
03/12/01                     5.49%
03/13/01                     5.47%
03/14/01                     5.44%
03/15/01                     5.45%
03/16/01                     5.41%
03/17/01                     5.41%
03/18/01                     5.41%
03/19/01                     5.40%
03/20/01                     5.32%
03/21/01                     5.29%
03/22/01                     5.25%

--------------------------------------------------------------------------------

Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 5/30/2001
--------------------------------------------------------------------------------

03/23/01                     5.21%
03/24/01                     5.21%
03/25/01                     5.21%
03/26/01                     5.22%
03/27/01                     5.21%
03/28/01                     5.21%
03/29/01                     5.23%
03/30/01                     5.26%
03/31/01                     5.26%


14. During the first quarter of 2001, no financings were consummated by any Non-Utility Subsidiary not exempt under Rule 52.

15.  Notional   amount  and  principal   terms  of  any  hedge   instruments  or
     anticipatory hedges entered into the first quarter of 2001 and parties thereto.

          During the first quarter of 2001, Exelon entered into forward starting interest rate swap arrangements in order to hedge interest rate exposure on a proposed debt offering in the second quarter of 2001. The interest rate swaps are forward starting on or before June 30, 2001 and exchange three-month LIBOR for the fixed bid rate.

16. The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the first quarter of 2001 and the amount and terms of any securities issued by such subsidiaries during the quarter.

       Parent Company                             Subsidiary Company                    Total Amount
       --------------                             ------------------                    ------------
       Exelon Infrastructure Services, Inc.       P.A.C.E. Field Services, LLC          $     57,558
       Exelon Infrastructure Services, Inc.       Electric Services, Inc.               $     96,111
       Exelon Infrastructure Services, Inc.       MJ Electric, Inc.                     $    111,790

       Exelon Infrastructure Services, Inc.       Blair Park Services, Inc.             $ 32,560,587 (a)

       Exelon Enterprises Company, LLC            Exelon Infrastructure Services, Inc.  $ 29,713,365 (b)

     (a)  The $32,560,587  includes $29,713,365 of cash and $2,847,222 of Exelon
          Infrastructure Services, Inc. stock (225,970 shares) issued to the previous owners of Blair Park Services, Inc.
     (b) Exelon Infrastructure Services, Inc. issued 2,358,203 shares of its stock at a total price of $29,713,365 to Exelon Enterprises Company, LLC.

17. A list of U-6B-2 forms filed with the Commission during the first quarter of 2001, including the name of the filing entity and the date of filing.

          None.

18. The consolidated and separate balance sheets of each company that engaged in jurisdictional financing transactions during the first quarter of 2001.

          Exelon, PECO and ComEd Balance Sheets are incorporated herein by reference to the quarterly reports on Form 10-Q for Exelon, PECO and ComEd for the period ended March 31, 2001.

19. Capital Structure of Exelon and its utility subsidiaries as of March 31, 2001 are as follows (in millions, except percentage data):

--------------------------------------------------------------------------------

Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 5/30/2001
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
                            1
                        Debt                  Common Equity        Preferred Securities of Subsidiaries
                  Amount    Percentage      Amount     Percentage          Amount       Percentage
                  ------    ----------      ------     ----------          ------       ----------
Exelon           $15,294       65%          $7,357        32%               $630            3%

                            1                                     Preferred Stock and Mandatorily Redeemable
                        Debt                  Common Equity            Preferred Stock of a Subsidiary
                  Amount    Percentage      Amount     Percentage          Amount       Percentage
                  ------    ----------      ------     ----------          ------       ----------
PECO              $6,560        94%           $150         2%               $302            4%

ComEd             $7,149        57%         $4,952        40%               $335            3%

     1    see definition under Item 3.


20. The consolidated retained earnings analyses of Exelon, PECO and ComEd are attached as Exhibit B.


21. Registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of the Financing U-1, incorporated by reference into this Certificate of Notification.


          Exelon registered a $1.5 billion shelf registration during the first quarter of 2001 for general corporate purposes. Form S-3 Registration Statement, filed March 27, 2001, Registration No. 333-57640.



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
Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 5/30/2001
--------------------------------------------------------------------------------

                                S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 30, 2001

                                               EXELON CORPORATION

                                               By: /s/ Jean H. Gibson
                                               ----------------------
                                               Vice President and Controller









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
Exelon Corporation - Rule 24-CERT - Certificate Concerning Terms and Conditions
                                                           Date Filed: 5/30/2001
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                                                                      Exhibit B
                                                                     Page 1 of 1


                   Exelon Corporation and Subsidiary Companies
                           Retained Earnings Analysis
                      For the Quarter Ended March 31, 2001
                                  (In millions)


Beginning Balance                                $332
Net Income                                        399
Dividends:
   Common Stock                                  (176)
   Tax benefit on stock options exercised          15
                                                 ----
Ending Balance                                   $570
                                                 ====



                  PECO Energy Company and Subsidiary Companies
                           Retained Earnings Analysis
                      For the Quarter Ended March 31, 2001
                                  (In millions)


Beginning Balance                                $197
Net Income                                        122
Dividends:
   Common Stock                                   (45)
   Preferred Stock                                 (2)
                                                 ----
Ending Balance                                   $272
                                                 ====



                  Commonwealth Edison and Subsidiary Companies
                           Retained Earnings Analysis
                      For the Quarter Ended March 31, 2001
                                  (In millions)


Beginning Balance                                $133
  Net Income                                      146
  Dividends:
     Common Stock                                 (63)
                                                 ----
Ending Balance                                   $216
                                                 ====



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